EXHIBIT B


                                   PROPOSAL 3
                                   ----------

                  The following shall be added at the end of Article VI of the Company's Certificate of Incorporation, as amended:

                  "TERMS OF DIRECTORS. The number of Directors of the Corporation shall be fixed by resolution duly adopted from time to time by the Board of Directors. The Directors, shall be classified, with respect to the term for which they hold office, into three classes, as nearly equal in number as possible. The initial Class I Director shall serve for a term expiring at the annual meeting of stockholders to be held for fiscal 1997, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in for fiscal 1998, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held for fiscal 1999. At each annual meeting of stockholders, the successor or successors of the class of Directors whose term expires at that meeting shall be elected by a plurality of the votes cast at such meeting and shall hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal."

                  "VACANCIES. Any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director's successor shall have been duly elected and qualified or until his or her earlier resignation or removal. When the number of Directors is increased or decreased, the Board of Directors shall determine the class or classes to which the increased or decreased number of Directors shall be apportioned so as to maintain each class as nearly equal in number as possible; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director.